SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D

                                 Amendment No. 4
                    Under the Securities Exchange Act of 1934


                            WARRANTECH CORPORATION
                                (Name of Issuer)

                        Common Stock, $0.007 Par Value
                         (Title of Class of Securities)

                                   934648106
                                 (CUSIP Number)

                                Jeff J. White
                           c/o Warrantech Corporation
                               300 Atlantic Street
                               Stamford, CT 06901
                                 (203) 975-1100
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                   - with copies to -

                               Ralph A. Siciliano, Esq.
               Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                            900 Third Avenue - 13th Floor
                               New York, New York 10022
                                  (212) 508-6700

                                    March 25, 1999
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              Page 1 of 6 Pages

                                   13D

                                 CUSIP No. 934648106
________________________________________________________________________________
(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

                                Jeff J. White
________________________________________________________________________________
(2) Check the Appropriate Box if a Member of a Group*
                  (a)[ ]
                  (b)[ ]
________________________________________________________________________________
(3)      SEC Use Only

________________________________________________________________________________
(4)      Citizenship or Place of Organization       United States

________________________________________________________________________________
Number of Shares           (5)  Sole Voting Power              1,591,535
Beneficially Owned         (6)  Shared Voting Power                    0
by Each Reporting          (7)  Sole Dispositive Power         1,591,535
Person With:               (8)  Shared Dispositive Power               0
________________________________________________________________________________
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,591,535 Shares

________________________________________________________________________________
(10)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                               [ ]
________________________________________________________________________________
(11)  Percent of Class Represented by Amount in Row (11)               10.29%
________________________________________________________________________________

(12)   Type of Reporting Person*                                      IN
________________________________________________________________________________


                              Page 2 of 6 Pages

CUSIP No. 934648106

                                                     Schedule 13D

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed on behalf of Jeff J. White ("White") with respect to common stock (hereinafter referred to as the "common stock") of Warrantech Corporation (the "Company").

Item 1   Security and Issuer

                  Security:                 Common Stock, $0.007 par value.
                  Issuer:                   Warrantech Corporation
                                            300 Atlantic Street
                                            Stamford, CT 06901

Item 2   Identity and Background

(a)      Name:  Jeff J. White

(b)      Business Address: c/o Marchon Eyewear, Inc., 35 Hub Drive, Melville, NY
         11747

(c)      Present principal occupation: Co-President of Marchon Eyewear, Inc.

(d)      During  the last five  years,  Mr.  White has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, Mr. White has not been a party to a civil proceeding of the judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f)      United States of America.

Item 3   Source and Amount of Funds

The Company loaned Mr. White an amount equal to the exercise price of options to purchase 857,145 shares of the common stock which Mr. White previously exercised. The principal amount under the promissory note is $2,303,577.19

Item 4   Purpose of the Transaction

Mr. White acquired shares of common stock reported in Item 5 hereof for investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Company. Mr. White reserves the right to acquire or dispose of additional securities of the Company or of any of his securities in the ordinary course of business, to the extent deemed advisable in light of

                                                 Page 3 of 6 Pages
general investment and trading policies, market conditions or other factors. Other than as described above, Mr. White does not have plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or terms of the Directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an interdealer quotation system of the registered national securities association;

(i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)      any action similar to any of those enumerated above.

Item 5   Interest in Securities of the Issuer

(a) Mr. White is the beneficial owner of 1,591,535 shares of common stock of the Company. Based upon a total of 15,473,033 shares outstanding as reported on the Company's quarterly report filed on February 12, 1999, the shares which Mr. White may be deemed to be the beneficial owner of represent 10.29% of the outstanding shares. The 1,591,535 shares held by Mr. White do not include 90,000 shares owned by his mother and sister, as to which Mr. White disclaims beneficial ownership.

(b) Mr. White has a sole power to dispose and direct the disposition of 1,591,535 shares actually held by him as of the date hereof.


                                                 Page 4 of 6 Pages

(c) Mr. White sold 155,000 shares of common stock to the Company on March 25, 1999, at a price of $3.25 per share in a privately negotiated transaction.

(d)      Not applicable.

(e)      Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pledge agreement by Mr. White in favor of the Company (see Exhibit B).

Item 7   Material to be Filed as Exhibits

A.       Promissory note executed by Mr. White in favor of the Company.

B.       Pledge agreement by Mr. White in favor of the Company.




                                                 Page 5 of 6 Pages

CUSIP No. 934648106


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 28, 1999
--------------------------------------------------------------------------------

Date


--------------------------------------------------------------------------------

Signature


Jeff J. White
--------------------------------------------------------------------------------

Name/Title




                                                 Page 6 of 6 Pages

                              Exhibit (a)


                                                  PROMISSORY NOTE



$ 2,303,577.19                                             Stamford, Connecticut



FOR VALUE RECEIVED, the undersigned Jeff J. White with an address at 19 Foxwood Road, Kings Point, New York 11024 hereby (the "Maker") irrevocably and unconditionally promises to pay to the order of Warrantech Corporation (the "Holder") located at 300 Atlantic Street, Stamford, Connecticut 06901, the principal amount of Two Million Three Hundred Three Thousand Five Hundred Seventy-Seven Dollars and Nineteen Cents ($2,303,577.19), together with interest on the unpaid principal balance outstanding hereunder at the rate of six percent (6%) per annum, compounded annually, calculated on the basis of a 360-day year and actual days elapsed.

Only interest shall be payable hereunder until July 5, 2001 at which time repayment of the entire principal amount of Two Million Three Hundred Three Thousand Five Hundred Seventy-Seven Dollars and Nineteen Cents ($2,303,577.19) shall be due and payable. Accrued interest shall be payable annually in arrears on July 5, 1999; July 5, 2000; and July 5, 2001, at which time the entire principal amount is also due. Interest shall accrue from day to day and shall be calculated on the actual number of days lapsed.

This  Note is  secured  by Eight  Hundred  Fifty  Seven  Thousand,  One  Hundred
Forty-Five (857,145) shares of common stock of Holder issued to Maker, represented by stock certificate number W15812 as evidenced by that certain Pledge Agreement of even date herewith between the Maker and the Holder ("Pledge Agreement").

In the event (i) the Maker fails to make any payment hereunder within ten (10) days of the date such payment is due; or (ii) the Maker is unable or admits in writing an inability to pay its debts generally as they become due, or files or has filed against it a petition in bankruptcy or for an arrangement or a reorganization, or makes a general assignment for the benefit of creditors, or has a receiver or trustee appointed for it; or (iii) there is an "Event of Default" (as defined in the Pledge Agreement) by the Maker under the Pledge Agreement; or (iv) if the Pledge Agreement at any time or for any reason ceases to create a valid and perfected security interest and pledge or ceases to be in full force or is declared void; or (v) Maker dies and all amounts due hereunder have not been paid within ninety (90) days after such death, then in any such event, Holder may without demand or any other act of Holder, take any or all of the following actions: (x) declare the principal of and any accrued interest and other amounts in respect of this Note to be due and payable; (y) proceed to enforce or cause to be enforced any remedies provided under this Note or the Pledge Agreement; and/or (z) exercise any other remedies available at law or in equity, either by suit in equity or by action at law, or both, whether for specific performance of any covenant or other agreement contained in this Note, the Pledge Agreement or in aid of the exercise of any power granted in this Note or the Pledge Agreement.

Presentment and other demand for payment (other than any written demand expressly provided in this Note), notice of dishonor and protest are hereby waived by the Maker. The Maker agrees to reimburse the Holder for all reasonable fees and expenses (including reasonable attorneys fees and court costs) incurred in connection with the collection of the indebtedness represented by this Note.

Interest on any late payment of principal or interest or on any other amount under this Note which is past due shall be payable at a rate which is six percent (6%) in excess of the rate otherwise payable on the principal of this Note. For purposes of this Note a "Business Day" shall mean any day, other than Saturdays, Sundays or other days on which commercial banks are authorized or required by law to be closed in Stamford, Connecticut. If any payment of principal or interest or other amount due hereunder becomes due on a day other than a Business Day such payment shall be made on the next succeeding Business Day. All payments hereunder shall be payable in free and immediately available funds in United States Dollars.

All agreements between the Maker and the Holder are hereby expressly limited so that in no event will the rate of interest charged or agreed to be charged to the Maker for the use, forbearance, loaning or detention of such indebtedness exceed the maximum permissible interest rate under applicable law (the "Maximum Rate"). If for any reason, the interest rate applied exceeds the Maximum Rate, then the interest rate will automatically be reduced to the Maximum Rate. If the Holder receives interest at a rate exceeding the Maximum Rate, the amount of interest received in excess of the maximum amount receivable will be applied to the reduction of the principal balance of the outstanding obligation for which the amount was paid and not to the payment of interest thereunder.

The principal balance hereunder may be prepaid without premium or penalty.

No delay on the part of the Holder in exercising any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right, nor will the Holder hereof be liable for exercising or failing to exercise any such right. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which the Holder hereof may or would otherwise have. This Note may not be assigned by the Maker.

This Note shall be with recourse and governed by, and construed in accordance with, the laws of the State of Connecticut without regard to the principles of conflict of laws. The Maker irrevocably submits to the non-exclusive jurisdiction of any state or federal court located in Hartford, Connecticut in any action arising in connection with this Note.

IN WITNESS WHEREOF, the Maker has executed this Note effective as of July 6, 1998.


/s/ Jeff J. White
----------------------
Jeff J. White

State of New York                      )
                                       )   ss.:
County of Suffolk                      )

On this 7th day of April, 1999, personally came and appeared before me, Jeff J. White, to me known, who, being duly sworn, did acknowledge that he is the person that executed and delivered the foregoing Promissory Note as his free and voluntary act, and that he signed his name thereto as his free and voluntary act.


/s/ Hyacinth Natarajan
-------------------------
         Notary Public

 HYACINTH NATARAJAN
 NOTARY PUBLIC

 MY COMMISSION EXPIRES JUNE 30, 2003

                                      EXHIBIT A TO UCC-1 FINANCING STATEMENT



                  Debtor-Name:         Jeff J. White
                  Address:             19 Foxwood Road
                                       Kings Point, New York 11024

                  Secured Party:       Warrantech Corporation
                                       300 Atlantic Street
                                       Stamford, Connecticut 06901

                                            Description of Collateral:

              A first priority perfected security interest in all of the following described property (the "Collateral"):

              Those Eight Hundred Fifty-Seven Thousand One Hundred Forty-Five (857,145) shares of common stock of Warrantech Corporation, Secured Party, held by Debtor represented by certificate number W15812 and all of Debtor's rights and privileges with respect to the Shares, and all dividends and other payments and distributions (including stock dividends, liquidating dividends, shares of stock or securities resulting therefrom (or in connection with the exercise of) stock splits, reclassifications, warrants, options, non-cash dividends, mergers, consolidations and all other distributions on or with respect to any Collateral) with respect thereto and all proceeds, income and profits of any of the foregoing.

                              Exhibit (b)


                            PLEDGE AGREEMENT

        Agreement entered into and effective as of this 6th day of July, 1998, by Jeff J. White, with an address at 19 Foxwood Road, Kings Point, New York 11024 (the "Pledgor") and in favor of Warrantech Corporation, a Delaware corporation with its principal place of business at 300 Atlantic Street, Stamford, Connecticut 06901 (the "Secured Party").

        A. Pledgor has issued a promissory note of even date herewith (the "Note") payable to the order of the Secured Party in the original principal amount of Two Million Three Hundred Three Thousand Five Hundred Seventy-Seven Dollars and Nineteen Cents ($2,303,577.19).

        B. To secure the payment of the Note, the Secured Party requires that the Pledgor grant the Secured Party a security interest in Eight Hundred Fifty Seven Thousand One Hundred Forty-Five (857,145) shares (the "Shares") of the common stock of the Secured Party held by the Pledgor represented by certificate number W15812 in accordance with this Pledge Agreement, and the Pledgor agrees to grant the Secured Party such a security interest.

        For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Pledgor and Secured Party hereby agree as follows:

         1.       Terms of the Pledge.

              (a) The Pledge. Pledgor does hereby pledge and grant to the Secured Party a first priority perfected security interest in all of the following described property (the "Collateral"):

              (1) The Shares; and

              (2) All of Pledgor's rights and privileges with respect to the Shares, and all dividends and other payments and distributions (including stock dividends, liquidating dividends, shares of stock or securities resulting from (or in connection with the exercise of) stock splits, reclassifications, warrants, options, non-cash dividends, mergers, consolidations and all other distributions on or with respect to any Collateral) with respect thereto and all proceeds, income and profits of any of the foregoing.

              (b) Delivery of Collateral. The Secured Party hereby acknowledges receipt of the certificates evidencing the Collateral together with a stock power therefor duly endorsed in blank. Pledgor agrees to deliver promptly to the Secured Party, in the exact form received, all securities and other property which come into the possession, custody or control of Pledgor which would be included within the definition of Collateral in Section 1(a) above.

              (c) Actions Prior to an Event of Default. Until the occurrence of an Event of Default (as defined in Section 3(a) below) the Pledgor will have the sole right (i) to vote the securities constituting the Collateral and to give consents, waivers and ratifications in respect thereof, provided that no vote shall be cast, or consent, waiver or ratification given or action taken that would violate or not comply with any of the terms and provisions of this Pledge Agreement; and (ii) to receive any and all cash dividends declared and paid on the securities constituting the Collateral that are not otherwise in violation of any of the terms and provisions of this Pledge Agreement.

              (d) Termination of Security Interest and Return of Collateral. Upon such date as the entire principal sum and all accrued interest on the Note shall have been paid in full, (i) all of the Collateral shall automatically, and without any further action of the parties hereto, be released from the security interest of the Secured Party created by this Pledge Agreement and (ii) the Secured Party shall deliver the certificate or certificates representing the Collateral to the Pledgor.

         2.       Representations, Warranties And Covenants Of Pledgor.

              (a) Power and Authority to Pledge. Pledgor has full power and authority to execute and deliver this Pledge Agreement and to perform his obligations hereunder.

              (b) Enforceability. This Pledge Agreement is the valid and binding obligation of Pledgor, enforceable against Pledgor according to its terms, subject to applicable bankruptcy, insolvency, moratorium and other laws affecting creditors' rights and remedies and the judicial limitations on the right to specific performance. Upon delivery of the Shares to the Secured Party, this Pledge Agreement shall create a valid first priority lien upon, and perfected security interest in, the Shares.

              (c) Title to Collateral. Pledgor warrants and represents to the Secured Party that it is the sole legal and beneficial owner of, and holds good title to, the Collateral free and clear of any hypothecations, liens, encumbrances, mortgages, security interests and restrictions on transfer and assignment thereof, except for the security interest created by this Pledge Agreement and as required by federal and state securities laws.

              (d) Preservation of Rights on Collateral. Pledgor will take any action necessary to preserve redemption, conversion, warrant, preemptive or other rights (and be aware of the dates limiting the exercise of such rights) concerning the Collateral.

              (e) Maintenance of Security Interest. The Pledgor will do and enact all things deemed necessary or appropriate by the Secured Party from time to time to establish, determine priority of, perfect, continue perfection, terminate and enforce the Secured Party's interest in the Collateral and the Secured Party's rights under this Pledge Agreement.

         3.       Events of Default and Remedies.

              (a) Events of Default. The occurrence of one or more of the following shall constitute an "Event of Default" hereunder unless cured within ten (10) days of notice by Secured Party to Pledgor of such occurrence:

              (1) The Pledgor defaults in the performance or observance of any of the terms or covenants in this Pledge Agreement;

              (2) Any representation or warranty made by the Pledgor in this Pledge Agreement is untrue at any time in any respect;

              (3) The Pledgor defaults in the payment of any amounts due under the Note; or

              (4) The Pledgor shall become bankrupt or insolvent, or admit in writing his inability to pay debts as they mature, or make an assignment for the benefit of creditors; the Pledgor shall apply for or consent to the appointment of any receiver, trustee or similar officer or for all or any substantial part of his or its property; such receiver, trustee or similar officer shall be appointed without the application or consent of the Pledgor, as the case may be; the Pledgor shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, adjustment of debt or similar proceeding under the laws of any jurisdiction; any such proceeding shall be instituted (by petition, application or otherwise) against the Pledgor; or any judgment, writ, warrant of attachment or execution or similar process shall be issued or levied against a substantial part of the property of the Pledgor.

              (b) Secured Party's Right to Sell Collateral. Upon the occurrence of an Event of Default, the Collateral shall be forfeited by the Pledgor to the Secured Party unless the Secured Party, in its sole discretion, permits the Pledgor to continue to make payments under the Note and to retain his rights and interest in the Collateral under the Agreement. The Secured Party shall be entitled to sell the Collateral upon thirty
        (30) days' written notice to Pledgor, at a private sale as permitted by law. Thereafter the Collateral shall be held by the Secured Party for its own account and the Secured Party may cause the Collateral to be registered in its name and may vote the Collateral (whether or not transferred or registered in the name of the Secured Party) and give all consents, waivers and ratifications in respect thereof, and may receive all dividends, interest and any other distributions, payments, proceeds and all other benefits thereon. The Secured Party may limit sales to purchasers who are acquiring for investment and not with any view to distribution and may condition any sale or sales upon restriction against future transfers to the extent that the Secured Party as it may be advised by counsel as necessary to protect the Secured Party from any liability under the Securities Act of 1933, the Securities Exchange Act of 1934, state securities laws, and any like or similar laws now or hereafter in effect in any jurisdiction.

              (c) Rights Cumulative. The exercise of any and all rights and remedies available to Secured Party under this Pledge Agreement or by law or in equity shall be exercised by Secured Party in its sole discretion and shall not relieve Pledgor of any of its obligations hereunder or under the Note. All rights and remedies of the Secured Party hereunder are in addition to rights and remedies afforded the Secured Party under the Note, any other document or under law or in equity. All remedies are cumulative and may be exercised by the Secured Party concurrently or consecutively. No failure or omission of the Secured Party to exercise any such right or remedy shall constitute a waiver thereof.

        4. Termination. Upon timely payment in full of the obligations under the Note, this Pledge shall terminate and be of no further force and effect, and the Secured Party shall thereupon promptly return to the Pledgor such of the Collateral and such other documents delivered by the Pledgor as may then be in the Secured Party's possession.

         5.       Miscellaneous.

              (a) Agreement Binding. This Pledge Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Pledgor and the Secured Party.

              (b) Taxes. The Pledgor will promptly pay, when due, all taxes and other governmental charges levied or assessed upon or against the Collateral.

              (c) Severability. In the event that one or more provisions of this Pledge Agreement should be declared to be invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, the validity, legality and enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.

              (d)  Survival  of   Representations.   All   representations   and
        warranties made herein are, and shall continue to be, true and correct in all material respects until the Note is paid in full.

              (e) Notices. All notices and other communications required or permitted to be given hereunder shall be given and become effective when deposited in the U.S.

        Mail postage prepaid, return receipt requested addressed to the parties at the addresses first above written, or such other address as the parties may designate from time to time pursuant to this Section 5(e).

              (f) Governing Law. This Pledge Agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut without regard to the principles of conflict of laws. The parties irrevocably submit to the non-exclusive jurisdiction of any state or federal court located in Hartford, Connecticut in any action arising in connection with this Pledge Agreement.

              (g) Nature of Obligations. The obligations of the Pledgor under this Pledge Agreement and the Note shall be absolute and unconditional and shall remain in full force and effect without regard to, and shall not be released, suspended, discharged, terminated, lessened or otherwise affected by, any circumstance or occurrence whatsoever, whether or not the Pledgor shall have notice or knowledge, including, without limitation, (i) any renewal, extension, substitution, amendment or modification of or addition or supplement to or deletion from the Note, this Pledge Agreement or an assignment or transfer of any thereof;
        (ii) any waiver, consent, extension, indulgence or other action or inaction under or in respect of the Note, this Pledge Agreement, or any exercise or nonexercise of any right, remedy, power or privilege under or in respect of the Note or this Pledge Agreement; (iii) any furnishing of any additional collateral or security to the Secured Party or its assignee or any acceptance thereof or any release of any collateral or security in whole or in part by the Secured Party or its assignee under this Pledge Agreement or otherwise; (iv) any limitation on any party's liability or obligations under the Note or under this Pledge Agreement or any invalidity or unenforceability, in whole or in part, or any such instrument or any term thereof; or (v) any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to the Pledgor, or any action taken with respect to this Pledge Agreement or the Note by any trustee or receiver, or by any court, in any such proceeding.

              (h) Assignment. Pledgor may not assign, delegate, or otherwise transfer any of its rights, interests or obligations hereunder without the prior written consent of Secured Party, in its sole discretion.

              (i) Filing; Further Assurances. Pledgor agrees that it will, at its expense and in such manner and form as Secured Party may require, execute, deliver, file and record any financing statement, specific assignment or other document, instrument or paper and take any other action that may be necessary or desirable, or that Secured Party may request, in order to create, preserve, perfect or validate its security interest or to enable Secured Party to exercise and enforce its rights hereunder with respect to any of the Collateral. To the extent permitted by applicable law, Pledgor hereby authorizes Secured Party to execute and file in the name of Pledgor or otherwise, financing statements or other equivalent documents (which may be carbon, photographic, photostatic or other reproductions of this Pledge Agreement or of a financing statement relating to this Pledge Agreement) which Secured Party in its sole discretion may deem necessary or appropriate to further perfect the Secured Party's security interests hereunder.

    IN WITNESS WHEREOF, Pledgor has executed this Pledge Agreement as of the day and year first above written.


                                                    Pledgor:

                                                    /s/ Jeff J. White
                                                    ------------------------
                                                    Jeff J. White



                                                    Secured Party:

                                                    Warrantech Corporation

                                                    By:
                                                        --------------------
                                                        Name:
                                                        Title:



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